                                                       REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ----------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ----------------
                        OVERSEAS SHIPHOLDING GROUP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                               ----------------
                DELAWARE                               13-2637623
    (STATE OR OTHER JURISDICTION OF                 (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)               IDENTIFICATION NO.)
                          1114 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 869-1222
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ----------------
                             ROBERT N. COWEN, ESQ.
                             SENIOR VICE PRESIDENT,
                         SECRETARY AND GENERAL COUNSEL
                        OVERSEAS SHIPHOLDING GROUP, INC.
                          1114 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 869-1222
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                                   COPIES TO:
        HOWARD A. SHAPIRO, ESQ.              RICARDO A. MESTRES, JR., ESQ.
   PROSKAUER ROSE GOETZ & MENDELSOHN              SULLIVAN & CROMWELL
             1585 BROADWAY                          125 BROAD STREET
        NEW YORK, NEW YORK 10036                NEW YORK, NEW YORK 10004
                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE
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
                                                                  PROPOSED
                                                   PROPOSED       MAXIMUM
                                     AMOUNT        MAXIMUM       AGGREGATE      AMOUNT OF
    TITLE OF EACH CLASS OF           TO BE      OFFERING PRICE    OFFERING     REGISTRATION
  SECURITIES TO BE REGISTERED    REGISTERED(1)   PER SHARE(2)     PRICE(2)         FEE
- -------------------------------------------------------------------------------------------
Common Stock, par value $1.00
 per share.....................    3,450,000       $23 1/2      $81,075,000      $27,957
- -------------------------------------------------------------------------------------------

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(1) Includes shares issuable upon exercise of the Underwriters' over-allotment option.
(2) Estimated solely for the purpose of calculating the registration fee based on the average of the high and low sale prices reported on the New York
    Stock Exchange on January 26, 1994.
                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED JANUARY 28, 1994

                                3,000,000 SHARES

                        OVERSEAS SHIPHOLDING GROUP, INC.

                                  COMMON STOCK
                          (PAR VALUE $1.00 PER SHARE)

                                  -----------

  All of the shares of Common Stock offered hereby are being sold by the Company.

  The last reported sale price of the Common Stock on the New York Stock Exchange on January 26, 1994 was $23 1/2 per share. See "Price Range of Common Stock and Dividends."

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                                         INITIAL PUBLIC UNDERWRITING PROCEEDS TO
                                         OFFERING PRICE DISCOUNT(1)  COMPANY(2)
                                         -------------- ------------ -----------
Per Share...............................     $             $           $
Total(3)................................  $             $            $

- -----
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(2) Before deducting estimated expenses of $200,000 payable by the Company.
(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 450,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price,
    underwriting discount and proceeds to the Company will be $      , $
    and $        , respectively. See "Underwriting."

                                  -----------

  The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery at the offices of
Goldman, Sachs & Co., New York, New York, on or about          , 1994.

GOLDMAN, SACHS & CO.

                          J.P. MORGAN SECURITIES INC.

                                                        FURMAN SELZ INCORPORATED

                                  -----------

               The date of this Prospectus is             , 1994.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, THE PACIFIC STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

  Overseas Shipholding Group, Inc. (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Commission's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and Suite 1300, Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained by mail from the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information also can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

  This Prospectus constitutes a part of a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. The Registration Statement may be inspected by anyone without charge at the principal office of the Commission in Washington, D.C., and copies of all or part of it may be obtained from the Commission upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents have been filed with the Commission and are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1992; (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1993, June 30, 1993, and September 30, 1993; and (iii) the Company's Current Report on Form 8-K dated September 27, 1993.

  Each document or report subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing of such document. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

  The Company will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Written requests should be directed to:
Overseas Shipholding Group, Inc., 1114 Avenue of the Americas, New York, New York 10036, Attention: Secretary's Office (telephone (212) 869-1222).

                                  THE COMPANY

  The Company is one of the world's leading independent (non oil company) bulk shipping companies. The Company owns and operates a modern, well-maintained and diversified fleet of oceangoing bulk cargo vessels consisting principally of tankers and dry bulk carriers and representing approximately 1% of the total world tonnage of such vessels. In October 1992, the Company entered into the passenger cruise business through a joint venture with the Chandris Cruise Division, an established cruise line operator unrelated to the Company. The new venture, Celebrity Cruise Lines Inc. (CCLI), represents a major diversification for the Company while continuing a business begun by the Chandris Group over 30 years ago.

  The Company's operating bulk fleet consists of 59 vessels having an aggregate carrying capacity of approximately 5.7 million deadweight tons (DWT), including 11 ships aggregating approximately 1.8 million DWT which the Company owns jointly with others. Forty-three vessels in the Company's operating bulk fleet, aggregating approximately 4.7 million DWT, are registered under foreign flags, and 16 vessels, aggregating approximately 1 million DWT, are registered under the U.S. flag. At July 1, 1993, the average age of the Company's international fleet as well as its international tanker fleet (in each case excluding non-Company interests in jointly-owned ships) was 11.4 years compared with reported worldwide averages of 12.9 years and 13.1 years, respectively.

  The Company's vessels are diversified by type, by size and by the markets in which they operate. The Company's fleet includes 40 tankers, 23 of which are crude carriers and 17 of which are petroleum product carriers, accounting for approximately 75% of the fleet's total tonnage. The Company's operating fleet also includes 18 dry bulk carriers and a pure car carrier accounting for the balance of the fleet's total tonnage. In addition to the Company's operating bulk fleet, four 93,650 DWT (Aframax) double-hulled tankers are on order for delivery during 1994 and two 295,250 DWT double-hulled very large crude carriers (VLCC's) are on order for delivery in the third quarter of 1995. The Company believes that the size and diversity of its fleet enables the Company to compete in a variety of markets throughout the world and to reduce its exposure to any one market.

  CCLI owns and operates five cruise ships under the trade names Celebrity Cruises and Fantasy Cruises. Celebrity Cruises operates three ships in the premium segment of the cruise market, one built in 1990, one built in 1992 and one rebuilt in 1990. CCLI also caters to more budget-conscious cruise passengers through its Fantasy Cruises product line. CCLI has contracts for the construction of two new cruise ships to be delivered in 1995 and 1996, and has an option for the construction of a third sistership, all for the Celebrity fleet. The Company owns 49% of the equity in CCLI, which functions as an equal joint venture of the Chandris Group and the Company.

  The Company, which traces its history to predecessor shipping companies operating since the mid-1950's, was organized in 1969 with a fleet of 31 vessels aggregating about 1.0 million DWT. The Company completed its initial public offering of Common Stock in 1970.

  The Company's Common Stock is listed on the New York Stock Exchange under the stock symbol "OSG," where it is one of the longest continuously traded shipping stocks. The Company's principal offices are located at 1114 Avenue of the Americas, New York, New York 10036, and its telephone number is (212) 869-1222. Unless the context indicates otherwise, references in this Prospectus to the "Company" include Overseas Shipholding Group, Inc. and its consolidated subsidiaries and information in this Prospectus as to the size, carrying capacity and charter position of the Company's fleet is given as of January 28, 1994.

                                USE OF PROCEEDS

  The net proceeds from the sale of Common Stock offered hereby are estimated
to be approximately $    million (assuming the Underwriters' over-allotment
option is not exercised) after deducting estimated expenses of the offering to be paid by the Company. The Company intends to use approximately $50 million of such net proceeds to reduce indebtedness outstanding under its revolving credit agreement, with all remaining proceeds to be used for general corporate purposes. Amounts repaid under the revolving credit agreement may be reborrowed by the Company, and additional amounts may be borrowed, up to a maximum aggregate of $500 million outstanding at any time, on a revolving credit basis through February 1996, which date may be extended a year at a time by mutual consent, after which the outstanding balance converts to a five-year term loan payable in 10 equal semi-annual installments. Amounts outstanding under the revolving credit agreement bear interest at the rate of 3.95% per annum as of January 26, 1994. See Note H to the Company's Consolidated Financial Statements as at and for the year ended December 31, 1992. Affiliates of J.P. Morgan Securities Inc. are parties to the revolving credit agreement.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

  The Company's Common Stock is listed and traded on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "OSG." The following table sets forth, for the periods indicated, the price range and cash dividends paid per share of Common Stock.

  Prices shown in the table are the high and low sales prices on the New York Stock Exchange Composite Transactions by quarter as reported in The Wall Street Journal. See the cover page of this Prospectus for a recent last reported sale price of the Common Stock on the New York Stock Exchange.

                                                        MARKET PRICE
                                                        -------------
                                                         HIGH   LOW   DIVIDENDS
                                                        ------ ------ ---------
                                                              (IN DOLLARS)
1992
  First Quarter........................................ 21 1/4 16 7/8   0.15
  Second Quarter....................................... 18 1/8 15 1/8   0.15
  Third Quarter........................................ 16 7/8 13 3/8   0.15*
  Fourth Quarter....................................... 17 3/8 13 1/2   0.15**
1993
  First Quarter........................................ 19 3/4 15 3/4   0.15
  Second Quarter....................................... 19 7/8 18       0.15
  Third Quarter........................................ 20 1/2 17       0.15*
  Fourth Quarter....................................... 24 1/4 19 1/8   0.15**
1994
  First Quarter through January 26, 1994............... 26 3/4 22 1/2     --***

- --------
  *Declared in second quarter.
 **Declared in third quarter.
 ***On January 28, 1994, the Company's Board of Directors declared a dividend of $0.15 per share of Common Stock payable on February 25, 1994 to holders of record on February 15, 1994.

  The Company has paid dividends on the Common Stock quarterly since May 1974.

                                 CAPITALIZATION

  The following table summarizes the capitalization of the Company and its consolidated subsidiaries at September 30, 1993, (i) as adjusted to give effect to the sale of $100 million principal amount of 8% Notes due 2003 and $100 million principal amount of 8 3/4% Debentures due 2013, in a public offering consummated in December 1993 (the "Debt Offering"), and the application of a portion of the proceeds thereof to the reduction of indebtedness outstanding under the Company's revolving credit agreement, and (ii) as further adjusted to give effect to the sale of the Common Stock offered hereby (assuming the Underwriters' over-allotment option is not exercised and without giving effect to the payment of expenses) and the application of $50 million of the net proceeds to a reduction of indebtedness outstanding under the revolving credit agreement. See "Use of Proceeds." The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus and the consolidated financial information and related notes of the Company incorporated herein by reference.

                                                                 AT
                                                         SEPTEMBER 30, 1993
                                                         ----------------------
                                                                         AS
                                                            AS         FURTHER
                                                         ADJUSTED     ADJUSTED
                                                         ----------   ---------
                                                           (IN MILLIONS OF
                                                              DOLLARS)
Long-term debt:
  Capital leases--8.40% to 10%..........................      182.3       182.3
  Title XI Bonds--8.45%.................................       12.9        12.9
  Bank revolving credit.................................       75.0        25.0
  Private placement notes 7.77% to 9.57%................      310.0       310.0
  Other vessel financings 8.00% to 10.59%...............      109.4       109.4
  8% Notes due 2003.....................................       99.8        99.8
  8 3/4% Debentures due 2013............................       99.7        99.7
Less: Current portion...................................      (22.9)      (22.9)
                                                         ----------    --------
    Total long-term debt................................      866.2       816.2
                                                         ----------    --------
Shareholders' equity:
  Common Stock, $1.00 par value(1)......................       36.1        39.1
  Paid-in additional capital............................       20.9
  Retained earnings.....................................      762.0       762.0
Less:
  Treasury Stock........................................      (50.5)      (50.5)
  Unrealized loss on noncurrent marketable equity
   securities...........................................       (3.4)       (3.4)
                                                         ----------    --------
    Total shareholders' equity..........................      765.1
                                                         ----------    --------
      Total capitalization..............................    1,631.3
                                                         ==========    ========

- --------
(1) The Company's Certificate of Incorporation authorizes the issuance of a total of 60,000,000 shares of Common Stock. At January 15, 1994, 32,741,826 shares of Common Stock were outstanding and 3,398,933 shares were held in the Company's treasury, of which 1,286,679 shares were reserved for issuance under certain stock option plans. All of the shares offered hereby will be newly issued shares.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

  The following table sets forth selected consolidated financial information of the Company. The financial information for the five years ended December 31, 1992 has been derived from the annual consolidated financial statements of the Company and its subsidiaries, audited by Ernst & Young, independent auditors. The financial information for the nine-month periods ended September 30, 1993 and 1992 has been derived from unaudited financial statements. The unaudited financial statements include all adjustments (consisting only of normal recurring accruals) which the Company's management considers necessary to present fairly the results for such unaudited interim periods. The results for interim periods are not necessarily indicative of results to be expected for a full year. Results of CCLI, the Company's joint venture in the cruise business, are reflected in the consolidated financial statements beginning as of October 1, 1992, the effective date of the joint venture. The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus and the consolidated financial information and related notes of the Company incorporated herein by reference.

                           NINE MONTHS ENDED
                             SEPTEMBER 30,                    YEAR ENDED DECEMBER 31,
                          -------------------    --------------------------------------------------------
                            1993      1992         1992             1991      1990      1989      1988
                          --------- ---------    ---------        --------- --------- --------- ---------
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Shipping Revenues.......  $ 295,201 $ 276,099    $ 370,885        $ 419,105 $ 399,654 $ 310,117 $ 307,356
Income from Vessel
 Operations.............     31,316    25,220       29,414          102,046   112,894    76,172    74,475
Income before Interest
 and Tax................     55,584    50,566       41,751(1)(2)    135,400   142,280   115,940   100,365
Income (Loss) before
 Federal Income Tax.....     23,309    17,362       (2,829)(1)(2)    79,826    80,757    74,177    62,704
Income before Cumulative
 Effect of Accounting
 Change.................     14,909    12,087           71(2)        55,076    55,857    51,976    46,404
Net Income..............     14,909    28,087(3)    16,071(2)(3)     55,076    55,857    51,976    46,404
BALANCE SHEET DATA
 (AT PERIOD END):
Cash and Investments in
 Marketable Securities..    111,849   125,821      105,173          170,967   143,427   163,690   212,999
Working Capital.........     74,415    76,796      101,194           91,410    92,950    80,211    99,599
Vessels including
 Capital Leases.........  1,034,122 1,057,420    1,067,122        1,026,817 1,035,463 1,069,679   856,239
Investment in CCLI......    228,473       --       219,886              --        --        --        --
Total Assets............  1,699,437 1,557,664    1,714,548        1,545,675 1,498,277 1,540,621 1,318,178
Long-Term Debt and
 Capital Lease
 Obligations............    749,652   593,832      784,452          576,321   612,819   673,143   477,852
Shareholders' Equity....    765,147   776,650      762,425          760,322   707,128   700,784   695,684
OTHER FINANCIAL DATA:
Capital Spending........     46,298    75,072       81,213           59,405    25,693   201,104   125,049
Depreciation and
 Amortization...........     44,095    42,505       56,472           56,214    55,567    51,136    48,934
Cash Provided by
 Operating Activities...     57,581     9,625        9,963          109,608    98,051    87,963   106,072
PER SHARE DATA:
Income before Cumulative
 Effect of Accounting
 Change.................  $     .46 $     .37          --         $    1.67 $    1.63 $    1.46 $    1.29
Net Income..............  $     .46 $     .86    $     .49        $    1.67 $    1.63 $    1.46 $    1.29
Cash dividends declared.  $     .60 $     .60    $     .60        $     .55 $     .50 $     .50 $     .36
AVERAGE SHARES
 OUTSTANDING............     32,676    32,843       32,806           33,012    34,317    35,698    36,008

- --------
(1) Before cumulative effect of change in accounting for income tax.
(2) Reflects a provision of $20 million ($13.1 million net of tax) for loss on investment in GPA Group plc.
(3) Includes $16 million credit from the Company's adoption of FAS 109 "Accounting for Income Taxes."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Revenues and income from vessel operations of the Company are highly sensitive to patterns of supply and demand for vessels of the types and sizes owned and operated by the Company and the markets in which those vessels operate. Freight rates for major bulk commodities are determined by market forces including local and worldwide demand for such commodities, volumes of trade, distances between sources and destinations of cargoes and amount of available tonnage both at the time such tonnage is required and over periods of projected requirements. Available tonnage is affected, over time, by the amount of newbuilding deliveries and removal of existing tonnage from service. See "Business--Bulk Shipping Overview;--International Tanker Market;--International Dry Bulk Carrier Market;--U.S. Flag Bulk Markets; and--Chartering Strategy and Competition in the Bulk Shipping Markets."

  Results in particular periods are also affected by such factors as the mix between voyage and time charters, the timing of the completion of voyage charters, the time and prevailing rates when charters that are currently being performed were negotiated, the levels of applicable rates and the business available as particular vessels come off existing charters, and the timing of drydocking of vessels.

  Historically, the diversity of the Company's fleet has tended to cushion the effects of weakness in particular markets. However, 1992 was a particularly difficult year in that there was simultaneous weakness in all of the Company's major markets. Some of the effects of this weakness carried over into the results of the Company's operations in 1993, primarily in the first half. In general, market rates improved during 1993 from the depressed rates that prevailed in 1992, but still remain at levels below those of the years 1989 through 1991. Beginning in the fourth quarter of 1993, freight rates for foreign flag VLCC's and dry bulk carriers have weakened somewhat, while rates for foreign and U.S. flag product carriers have experienced seasonal increases.

NINE MONTHS ENDED SEPTEMBER 30, 1993, COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1992

  Income from Vessel Operations. Income from vessel operations for the nine months ended September 30, 1993 increased by approximately $6.1 million from the results for the first nine months of 1992. This increase was attributable to the inclusion in income of the Company's equity ($5.5 million) in the results of CCLI and to $2.5 million of improved income from foreign flag vessel operations, reflecting increased charter market rates primarily in the third quarter of 1993 for certain Suezmax (approximately 128,000 DWT) and Aframax tonnage compared to the rates obtained during the 1992 period for those vessels. The favorable effect on revenues of less tonnage being idle due to lack of employment and for drydockings in the 1993 nine months as compared to 1992 is also reflected. Income from foreign flag vessel operations in the 1993 nine month period was adversely affected by lower charter rates in the first half of 1993 (primarily in the first quarter) for most classes of tankers and dry bulk vessels compared with rates obtained in 1992, and by substantially lower VLCC rates for certain tonnage throughout the 1993 period. During 1992, certain foreign flag vessels were operating on time charters negotiated in prior periods when rates were more favorable. Income from operations of the U.S. flag fleet declined approximately $1.9 million in the 1993 nine months compared to the 1992 period, resulting primarily from a crude carrier being idle due to lack of employment during the 1993 period. This was partially offset by better operating results for two U.S. flag dry bulk carriers, reflecting fewer idle days and better rates.

  Voyage expenses, such as fuel and port costs, are paid by the vessel owner under a voyage charter and by the charterer under a time charter. The increase in vessel and voyage expenses in the 1993 first nine months from 1992 reflects a higher proportion of voyage charters to time charters in 1993 as compared to 1992. Vessel operating expenses were also higher in the first nine months of 1993 as compared to 1992 because of increased manning on most U.S. flag tankers to comply with provisions of the United States Oil Pollution Act of 1990 (OPA
90). The effect of vessels sold in 1993 is also reflected.

  The increases in income attributable to 50% owned companies in the 1993 period as compared to 1992 resulted from improved rates on certain tonnage and decreases in certain expenses.

  Other Income (Net). Interest and dividends decreased in the first nine months of 1993 as compared to the 1992 period because of reduced amounts utilized for interest-bearing deposits and investments and lower rates of return on such deposits and investments. Disposal of vessels resulted in gains of $12.1 million in the 1993 first nine months. No vessels were sold in the first nine months of 1992. Gains on sale of securities were approximately $5.3 million in the first nine months of 1993, and approximately $12.1 million in the comparable 1992 period. Other income also reflects the results of foreign currency transactions in both periods.

  Interest Expense. Interest expense decreased in the first nine months of 1993 from the comparable period of 1992 as a result of reduced rates on floating rate debt and increased interest costs capitalized in connection with vessel construction, net of the effect of more debt being outstanding in the 1993 nine months. Interest expense in both periods also reflects the effect of interest rate swaps (see "--Liquidity and Sources of Capital").

  Provision for Federal Income Taxes. The provision for Federal income taxes in the first nine months of 1993 increased from the comparable 1992 period primarily because of the provision in the third quarter of 1993 of $2.9 million, or $.09 per share, for additional deferred taxes resulting from the increase in the Federal statutory rate from 34% to 35% enacted on August 10, 1993. The 1993 estimated annual effective tax rate was adjusted to reflect the foregoing rate increase.

YEAR ENDED DECEMBER 31, 1992, COMPARED TO YEAR ENDED DECEMBER 31, 1991

  Income from Vessel Operations. Income from vessel operations for 1992 decreased by approximately $72.6 million from the results for 1991. Over 90% of this decrease was attributable to a decline in income from foreign flag vessel operations, reflecting reduced charter market rates in 1992 for all classes of the Company's international flag tanker and dry cargo fleets compared with rates prevailing during 1991. Included in the 1992 foreign flag results was the effect on revenues of more tonnage being idle due to lack of employment. The 1992 decrease also reflects reduced income from operations of the U.S. flag fleet, resulting from lower charter rates for certain of the Company's petroleum products carriers and certain crude carrier tonnage; the effect on revenues of increased drydockings in 1992 as compared to 1991 is also included.

  The increase in vessel and voyage expenses in 1992 as compared to 1991 reflects an increase in the number of voyage charters for international flag vessels as compared with time charters. Vessel operating expenses were also higher in 1992 as compared to 1991 because of increased manning on most U.S. flag tankers to comply with provisions of OPA 90, expense increases (see "-- Effects of Inflation") and charter hire expense on a vessel delivered to the Company in 1992 on a seven-year time charter.

  The decline in income attributable to joint venture companies resulted primarily from decreases in charter rates obtained for certain tonnage and increases in costs of operations. The Company's share of the results of CCLI, included in income on the equity method since October 1992, was not material.

  Other Income (Net). In the fourth quarter of 1992, the Company took a reserve of $20.0 million ($13.1 million, or $.40 per share, net of income tax) for its entire investment in GPA Group plc. Interest and dividends in 1992 decreased from 1991 because of lower rates of return on interest-bearing deposits and investments and reduced amounts utilized for such deposits and investments. Gain on sale of securities was approximately $14.1 million in 1992 compared to approximately $5.5 million in 1991. There was a provision for loss on disposal of vessels of approximately $1.3 million in 1992 compared to a gain of approximately $4.1 million in 1991. Other income also reflects the results of foreign currency transactions and the effect of minority interest in both years, and a decrease in 1992 compared to 1991 in income earned from other investments.

  Interest Expense. Interest expense decreased in 1992 from 1991 as a result of reduced rates on floating rate debt and increased interest costs capitalized in connection with vessel construction. The decrease was net of more debt being outstanding, on average, in 1992. Interest expense in 1992 also reflects the effect of interest rate swaps (see "--Liquidity and Sources of Capital").

  Provision for Federal Income Taxes. The tax credit in 1992 results from the pretax loss adjusted to reflect the dividends received deduction and other nontaxable items.

  Cumulative Effect of Accounting Change. The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"), starting in 1992. In accordance with FAS 109, prior years' financial statements have not been restated. The impact of applying FAS 109 was to reduce deferred tax liabilities by $16.0 million, with a corresponding increase in net income (cumulative effect of change in accounting) for 1992.

YEAR ENDED DECEMBER 31, 1991, COMPARED TO YEAR ENDED DECEMBER 31, 1990

  Income from Vessel Operations. Income from vessel operations for 1991 decreased by approximately $10.8 million from the results for 1990. Approximately 85% of this decrease was attributable to reduced income from foreign flag vessel operations, resulting from the effect of vessels sold in 1991 (see Other Income (Net) below) and reduced charter rates in the fourth quarter of 1991 for the Company's petroleum products carriers, a trend that continued into early 1992 for this and certain other classes of tankers. The reduced income is net of increased rates for the petroleum products carriers in the first half of 1991, reflecting the effects of the Gulf war, and for the Company's VLCC's (including 50%-owned VLCC's) and certain other foreign flag tankers. Certain foreign flag dry cargo vessels that completed charters in 1991 (mostly in the first quarter) obtained lower rates than rates obtained in 1990; such latter rates were based on charters negotiated primarily in 1989. In the fourth quarter of 1991, certain of the Company's foreign flag dry cargo vessels obtained increased rates compared to 1990. The effect on revenues of increased drydockings in 1991 as compared to 1990 is also reflected. The balance of the 1991 decrease was attributable to reduced income from operations of the U.S. flag fleet, resulting from reduced charter rates obtained in order to reposition three vessels redelivered in the third quarter of 1991 from long-term charters and increases in certain general and administrative costs. The U.S. flag decline was net of increased charter rates for certain of the Company's crude carriers and one of its U.S. flag dry bulk carriers.

  The increases in revenues from voyages and vessel and voyage expenses in 1991 as compared to 1990 reflect the effects of vessels entering the fleet and expense increases (see "--Effects of Inflation"), net of increases in the number of time charters as compared to voyage charters.

  Other Income (Net). Interest income in 1991 decreased from 1990 because of lower rates of return on deposits and investments, net of increased amounts, including the proceeds of vessels sold in 1991, utilized for such investments. Dividends in 1991 increased from 1990, reflecting an increase in the relative amount of higher yielding securities in the Company's marketable securities portfolio. The amount invested in marketable securities increased during 1991, although, on average, the amount invested was lower than in 1990. Sale of marketable securities resulted in a gain of approximately $5.5 million in 1991 compared to a loss of approximately $6.2 million in 1990. Gain on disposal of vessels was approximately $4.1 million in 1991 compared to approximately $16.2 million in 1990. Other income also reflects foreign currency exchange losses and the effect of minority interest in both years and an increase in 1991 compared to 1990 in income earned from other investments.

  Interest Expense. Interest expense decreased in 1991 from 1990 primarily as a result of reduced rates on floating rate debt and less debt being outstanding. The decrease was net of reduced interest costs capitalized in connection with vessel construction.

  Provision for Federal Income Taxes. The decrease in the provision for Federal income taxes in 1991 as compared to 1990 resulted primarily from the decrease in pretax income.

FEDERAL INCOME TAXES

  Federal income taxes for each of the three years ended December 31, 1992 and the nine-month periods ended September 30, 1993 and September 30, 1992 reflect the effects of the Tax Reform Act of 1986, including current taxation of post-1986 results of the Company's foreign owned vessels.

LIQUIDITY AND SOURCES OF CAPITAL

  Working capital at September 30, 1993 was approximately $74 million. Current assets are highly liquid, consisting principally of cash, interest-bearing deposits and receivables. The Company also had investments in marketable securities carried as noncurrent assets, other than securities included in restricted funds, with a market value of approximately $17 million.

  Net cash provided by operating activities in the first nine months of 1993 approximated $58 million (which is not necessarily indicative of the cash to be provided by operating activities for a full fiscal year), including a $6.8 million tax refund. Current financial resources, together with cash anticipated to be generated from operations, are expected to be adequate to meet requirements for short-term funds in 1994. In December 1993, the Company sold an aggregate of $100 million principal amount of 8% Notes due 2003 and $100 million principal amount of 8 3/4% Debentures due 2013 in the Debt Offering. In June 1993, the Company sold an aggregate of $110 million of long-term, unsecured, senior notes to major institutional investors in a private placement. These private placement notes have a weighted average life of approximately 12.25 years and a weighted average interest rate of 8.01%. The net proceeds of the private placement notes and approximately $83 million of the net proceeds of the notes and debentures sold in the Debt Offering were used to reduce amounts outstanding under the Company's revolving credit agreement.

  As of January 15, 1994, the Company is a party to fixed to floating interest rate swap agreements ranging between three and fifteen years with various banks covering notional amounts aggregating $685 million, pursuant to which it pays LIBOR and receives fixed rates ranging from 5.3% to 8.1% calculated on the notional amounts. The Company is also a party to a five-year interest rate swap agreement with a notional amount of $24 million, expiring in 1996, pursuant to which it pays a fixed interest rate of 8.4% and receives LIBOR, calculated on the notional amount.

  The Company has an unsecured long-term credit facility of $500 million, of which $153 million was used at September 30, 1993, and an unsecured short-term credit facility of $50 million, of which $5 million was used at that date.

  The Company has under construction six foreign flag tankers scheduled for delivery in 1994 and 1995. At January 15, 1994, after giving effect to prepayments of an aggregate of $163.4 million subsequent to September 30, 1993 and discounts resulting from such prepayments, there remains an aggregate unpaid cost of approximately $86 million with respect to such vessels.

  Approximately $50 million of the net proceeds from the sale of the Common Stock offered hereby will be used to reduce indebtedness under the Company's revolving credit agreement, with all remaining proceeds being available for general corporate purposes. See "Use of Proceeds."

EFFECTS OF INFLATION

  Additions to the costs of operating the fleet due to wage, insurance and price level increases were experienced during 1990, 1991, 1992 and the first nine months of 1993. In some cases these increases were offset by rates available to tonnage open for chartering and to some extent by charter escalation provisions.

ENVIRONMENTAL MATTERS

  See "Business--Environmental Matters Relating to Bulk Shipping" for a discussion regarding OPA 90 and certain regulations of the International Maritime Organization (IMO), the United Nations agency for international maritime affairs.

                                    BUSINESS

  The following table sets forth a summary of the Company's operating bulk fleet. In addition, the Company has on order four 93,650 DWT double-hulled Aframax tankers for delivery during 1994, and two 295,250 DWT double-hulled VLCC's scheduled for delivery during the third quarter of 1995.

                                                         CAPACITY  PERCENTAGE OF
   VESSEL TYPE                                    NUMBER   (DWT)   TOTAL BY DWT
   -----------                                    ------ --------- -------------
   U.S. FLEET
     Tankers.....................................   13     926,350      16.3%
     Dry Bulk Carriers...........................    2      51,100       0.9
     Pure Car Carrier............................    1      15,900       0.3
                                                   ---   ---------     -----
       Sub-Total.................................   16     993,350      17.5%
                                                   ---   ---------     -----
   INTERNATIONAL FLEET
     Tankers.....................................   27   3,294,750      57.9%
     Dry Bulk Carriers...........................   16   1,398,950      24.6
                                                   ---   ---------     -----
       Sub-Total.................................   43   4,693,700      82.5%
                                                   ---   ---------     -----
         Total*..................................   59   5,687,050     100.0%
                                                   ===   =========     =====

- --------
*These figures include 11 ships aggregating 1.8 million DWT which the Company owns jointly with others. Eight vessels are leased from financial institutions under bareboat charters with remaining terms of 8 to 18 years. The figures do not include a 94,450 DWT crude carrier chartered in under a time charter with approximately 5 years remaining or a 29,300 DWT petroleum barge that is 50% owned by the Company.

  The Company charters its ships to commercial shippers and United States and foreign governmental agencies for the carriage of bulk commodities, principally petroleum and petroleum products, grain, coal and iron ore. Approximately 78% of the Company's voyage revenues in 1992, 75% in 1991 and 73% in 1990 came from carrying petroleum and its derivatives. These liquid cargoes also accounted for the majority of the voyage revenues of the Company's 50%-owned companies.

  Generally, each ship is chartered for a specific period of time (time charter) or for a specific voyage or voyages (voyage charter). Under the terms of time and voyage charters covering the Company's vessels, the ships are equipped and operated by the Company and are crewed by personnel in the Company's employ. From time to time, the Company also has some of its vessels on bareboat charter. Under the terms of bareboat charters, the ships are chartered for fixed periods of time (generally medium-or long-term) during which they are operated and crewed by the charterer. Chartering business is generally conducted through a network of international brokers who track worldwide supply of and demand for various types of vessels.

  In late 1992, the Company entered into the passenger cruise business through CCLI, a joint venture with the Chandris Cruise Division, an established cruise line operator unrelated to the Company. CCLI represents a major diversification for the Company while continuing a business begun by the Chandris Group over 30 years ago. CCLI currently operates five cruise ships, three of which, in the Celebrity Cruises fleet, serve the premium segment of the cruise market. CCLI also has two cruise ships on order, and an option for a third sistership, all for the Celebrity fleet. For further discussion of CCLI, see "Business--Cruise Business; --Historical Growth of the Cruise Industry; --Cruise Industry Competition; and --Regulatory Matters Relating to Cruise Industry."

BULK SHIPPING OVERVIEW

  The maritime bulk shipping industry is fundamental to international trade, being the only practicable and cost effective means of transporting large volumes of many essential commodities. In January 1994, the world bulk fleet, with a carrying capacity of approximately 515 million metric deadweight tons
(MDWT), constituted 78% of the world's total merchant shipping capacity. Oil tankers, the largest component of the world bulk fleet, comprised 265 million MDWT or over 50% of this tonnage. The world's ocean bulk shipping fleet moved more than 2.8 billion tons of cargo in each of 1992 and 1993. These vessels deliver raw materials to the world's process industries and commodity products to industries and distribution centers worldwide. Bulk shipping is distinguished from other forms of seaborne transportation by the types of vessels employed, the trades in which they operate and the manner in which freight rates are determined. Unlike container or liner ships, which the Company does not own, bulk vessels are not bound to specific ports or schedules and therefore can respond to market demands by moving between trades and geographical areas.

  The following graph sets forth historical information relating to the seaborne trade of major bulk commodities.

                         [GRAPHIC NO. 1 APPEARS HERE]
                                   Seaborne

  The bulk shipping industry is highly fragmented and competitive. There are many operators with small fleets. Freight rates for major commodities are determined by market forces and are highly sensitive to changes in vessel supply and demand which results in both wide cyclical movements in the industry and, in the spot and voyage markets, sharp rate fluctuations.

  Demand for ocean transportation is a function of the demand and supply patterns for the commodities to be shipped, the resulting volumes of trade and the distances between sources and destinations of cargoes. The supply of particular shipping services, in the short run, reflects the amount of suitable tonnage that is available and offered for use by the shipowners, or by charterers who want to re-let vessels. Tonnage supply can be reduced through lay-up, through drydocking for repairs or through a reduction in vessel speed. Over time, the available tonnage supply is determined primarily by the amount of newbuilding deliveries and of existing tonnage sold for scrap. Depending on the size of the newbuilding orderbook, it generally takes two to three years from the time a vessel is ordered to its delivery. Vessels generally have useful lives of up to 25 years or more.

  The following graph shows the age profile of the various segments of the world bulk fleet.

                         [GRAPHIC NO. 2 APPEARS HERE]
                                   World Bulk

  The industry has many markets which have distinct characteristics and are subject to different market and regulatory forces. As a result, the prospects for a particular vessel may differ from those for other vessels based upon the type of the vessel or its size or flag. The design of each vessel type must reflect the type of cargo it is to carry. Moreover, the route over which cargoes are carried can affect the type of vessel that practically or economically can be used. Most ports have dimensional restrictions that put an upper limit on the size of vessel they can accommodate.

  Historically, the Company's diversified fleet has tended to cushion the effects of weakness in particular markets. However, 1992 was a particularly difficult year in that there was simultaneous weakness in all of the Company's major markets. In general, market rates improved during 1993 from the depressed rates that prevailed in 1992, but still remain at levels below those of the years 1989 through 1991. Beginning in the fourth quarter of 1993, freight rates for foreign flag VLCC's and dry bulk carriers have weakened somewhat, while rates for foreign and U.S. flag product carriers have experienced seasonal increases.

  At January 15, 1994, all of the vessels in the Company's operating bulk fleet were employed.

INTERNATIONAL TANKER MARKET

  World tanker demand is dominated by crude oil shipments, which currently account for approximately 80% of total tanker shipments. Refined petroleum products constitute the remainder of oil tanker demand. The international demand for crude tankers depends primarily on the amount of crude oil to be shipped on the long transoceanic routes from the Middle East, West Africa and South America to oil-importing countries in North America, Europe and the Far East. Shipments from the Arabian Gulf to the United States, Japan and Western Europe have grown considerably over the last decade, thus absorbing a larger proportion of the available crude tanker tonnage.

  Petroleum products carriers, which account for only a small portion of the world's total tanker tonnage, are used in a large number of both long- and short-haul trades, between and within the various continents. Demand for these tankers is influenced both by product demand and by changes in refining capacity in different regions of the world.

  While difficult conditions persist in today's tanker markets, there were increased inquiries for long-term contracts in 1993, an indication that charterers expect tighter markets, particularly for modern tonnage. As a result, the Company was able to enter into long-term charters with major oil companies for two of its international tankers.

  Both Europe and Japan experienced recessions in 1993, adversely affecting global oil demand. Total world oil demand remained flat in 1993 compared to 1992. Excluding the former Soviet Union ("FSU"), however, oil consumption increased by nearly 2%, most of which occurred in the developing economies in Asia and Latin America. Production patterns also shifted. U.S. and FSU oil production fell while the North Sea and Latin America, particularly Mexico, Venezuela and Colombia, registered sizable increases. Total OPEC production for the first three quarters of 1993 was above that for the comparable period in 1992, but the fourth quarter of 1993 was below the fourth quarter of 1992 as the typical seasonal increase did not occur. Together, these developments resulted in a change of incremental crude sources from long-haul to short-haul routes, as the North Sea and Latin America provided most of the additional crude imports to the United States.

  Because of the relatively high cost of an individual vessel and the long lead time for delivery, the supply of tankers is subject to pronounced cyclical swings. Strong tanker demand in the early 1970's stimulated extensive newbuilding programs which exceeded actual market needs, especially in light of the oil price shock of 1973 that severely curtailed oil consumption. The ensuing oversupply of tankers, particularly large tankers and VLCC's, drove down charter rates which, in turn, led to increased scrapping, a decline in newbuildings and a shrinkage of the fleet during most of the 1980's. The average age of the world fleet rose during this period. Market conditions improved in the late 1980's, and by 1990, rates had increased substantially from the depressed levels of the mid-1980's. This improvement in the market caused a resurgence of newbuilding orders, which peaked in 1990.

  Increased newbuilding deliveries during 1991 and 1992 coincided with worldwide economic weakness, resulting in a widening imbalance between tonnage supply and tonnage demand and a corresponding deterioration in charter rates for 1992. This, in turn, has led to a decrease in newbuilding orders and a higher level of scrapping during 1992. In 1993, the world tanker fleet registered its sixth straight year of growth, increasing by nearly 5 million MDWT to 265 million MDWT by year-end. Newbuilding deliveries amounted to 17 million MDWT, the highest since 1977. The Company believes that, from the long-term perspective, fleet growth during 1992 and 1993 has not been excessive. However, it has outpaced growth in tonnage demand. Sales for scrap in 1993 eased modestly from 12 million MDWT in 1992. The Company believes that, over the next few years, sales for scrap are likely to be significant, reflecting both the age of the fleet and stricter regulatory requirements. The amount of international tanker tonnage in lay-up remained flat at 3 million MDWT at the end of 1993.

  Tanker newbuilding prices weakened early in 1993 and remained so throughout the year. Secondhand prices for modern vessels strengthened somewhat, but generally remained weak for vessels more than 10 years of age. Newbuilding orders increased over 1992 but did not keep pace with deliveries. Thus, the newbuilding orderbook for delivery over the next three years fell by 5 million MDWT to 24 million MDWT (10 million MDWT scheduled in 1994).

  The graph below sets forth historical information relating to scrapping and newbuilding in the world tanker fleet.


                                    [Chart]
                                     Tanker

INTERNATIONAL DRY BULK CARRIER MARKET

  World demand for dry bulk carriers primarily reflects the international trade flows of iron ore, coal and grain on the long-haul routes across the Atlantic and Pacific Oceans and on various shorter routes. Over the past decade, the seaborne movement of coal has grown significantly, and iron ore shipments have increased moderately. Grain shipments, on the other hand, have remained relatively flat.

  Fluctuations in demand for iron ore and coking coal derive from changes in steel production. In the 1980's, expanded steel output in Japan, Korea and Taiwan led to larger iron ore and coking coal shipments into these countries, principally from Australia. Over the past few years, China has become a significant importer of iron ore. Steam coal shipments also grew in response to increased demand for power generation in both the Far East and Europe. More recently, the decline in Eastern European coal mining has stimulated shipments of coal from the United States to Europe.

  In 1992, while steel output in Korea continued to grow and in Taiwan fell modestly, output in Japan contracted sharply, as did associated iron ore and coking coal requirements. Because Japan accounts for one third of seaborne iron ore shipments, rates in the Capesize (100,000 or more DWT) segment of the market fell sharply. In the absence of offsetting increases in shipping demand for other commodities, this decline led to some weakness in other segments of the dry bulk market.

  Freight rates in the dry bulk markets moved higher during the first five months of 1993, recovering from their lows in the fall of 1992, but much of those gains were relinquished by year-end. In early 1993, there were modest increases in seaborne shipments of coal and iron ore, but, as the year progressed, demand for these commodities weakened, causing seaborne shipments to slacken. Overall tonnage shipped in 1993 for the major dry bulk commodities-
- -iron ore, coal and grain--was down marginally from the prior year. The major economic forces at work were the persistent recessions in the OECD countries counterbalanced by growth in the developing nations, most notably China, Korea and Taiwan. Weak demand for steel in Europe resulted in a decline in seaborne iron ore imports in 1993 relative to 1992. Japanese iron ore and coking coal imports rose in 1993 relative to 1992. These increases reflected demand for steel exports to China, not improved economic conditions in Japan, where steel consumption declined in 1993. Besides importing a large quantity of steel, China stepped up its domestic production, resulting in a substantial year-over-year rise in its seaborne imports of iron ore.

  The third largest dry bulk shipping commodity by cargo-ton is grain. Grain, which was the only one of the three major dry bulk commodities to show a significant increase in trade in 1992, experienced a decline in 1993. The key exporters are the United States, Canada, Western Europe, Australia and Argentina. Because trade is largely dependent on crop yields in numerous countries, the shipping requirements for the grain trade can be highly variable from year to year. For example, during 1992, severe drought in sub-Saharan Africa led to significant shipments of grain to this normally self-sufficient area. In recent years, the FSU, Japan and China have been the major importers of grain, although better crops in Russia and China reduced imports in 1992 and 1993. As southern Africa began to recover from its drought, corn production rose, reducing the region's requirements for substantial seaborne imports of grain in 1993.

  Generally, major shippers of iron ore and coal use their own tonnage or tonnage controlled by them under long-term charters or contracts of affreightment, while grain is typically shipped on voyage, or spot, charters. Therefore, even though seaborne movements of grain are substantially smaller than those of coal and iron ore, the amount of grain shipped in the spot market is larger than the amount of coal or iron ore. Accordingly, variations in demand for ships to transport grain have a disproportionately large effect on short-term rates.

  The international supply of dry bulk tonnage has been growing steadily for the past few decades, except for a brief period in the mid to late 1980's. Weak charter markets led to an increase in scrapping and a decrease in the placement of newbuilding orders in 1992. After remaining virtually unchanged during 1992, the dry bulk fleet increased in 1993 by nearly 2% to 221 million MDWT by year-end. Newbuilding deliveries of 8 million MDWT were well above 1992 but still not historically high. Sales for scrap fell to less than 3 million MDWT from about 4 million MDWT in 1992. Dry bulk tonnage in lay-up remained small at less than 2 million MDWT. The newbuilding orderbook for delivery over the next three years expanded in 1993, reaching 21 million MDWT, up from 15 million MDWT in 1992, as shipowners continue to replace aging vessels to meet more stringent environmental and safety requirements. Of this total, 9 million MDWT are scheduled for delivery in 1994.

  The graph below sets forth historical information relating to scrapping and newbuilding in the world dry bulk fleet.

                         [GRAPHIC NO. 4 APPEARS HERE]
                                    Dry Bulk

U.S. FLAG BULK MARKETS

  The Company's U.S. flag bulk fleet operates substantially in a separate market from the international tanker and dry bulk markets. Shipping between United States coastal ports, including the movement of Alaskan oil, is reserved by law primarily to unsubsidized U.S. flag vessels owned by U.S. citizens, crewed by U.S. personnel and built in the United States. The principal market in the unsubsidized coastwise U.S. flag shipping trade (the "Jones Act" trade) is the transportation of Alaskan crude to ports on the U.S. West Coast and via the trans-Panama pipeline to U.S. ports in the Gulf of Mexico. The Company owns the largest independent fleet of Jones Act trade tankers and is a major participant in the Alaskan oil trade.

  Alaskan crude oil is shipped mostly on unsubsidized U.S. flag crude carriers of over 60,000 DWT. Exports of Alaskan crude oil have been restricted by law since 1973. Additional, more stringent limitations were incorporated in the Export Administration Act of 1979, which has been extended to June 30, 1994. The State of Alaska is contesting in Federal court the limitations on exports of Alaskan oil. The Coalition to Keep Alaska Oil, of which the Company is a member, has intervened on the side of the United States Government as a defendant in the suit brought by the State of Alaska. The Coalition is actively opposing Alaska's suit.

  By law, vessels built with construction differential subsidies and operated with operating differential subsidies (ODS) have not been permitted in the Jones Act trade. Under a recent Maritime Administration interpretation, product tankers and crude carriers built with subsidies may be eligible for full coastwise privileges when they reach 20 years of age and their ODS contracts expire. The Company believes that this interpretation is contrary to law and recently commenced litigation in Federal Court seeking to overrule it. Should the lawsuit fail, it is possible that several older product and crude carriers may enter the coastwise trade over the next few years.

  Demand for tonnage in the Alaskan trade depends on the volume of crude shipped out of Alaska and its distribution to ports at varying distances from the source. Significantly more tanker tonnage is required for longer haul shipments of Alaskan crude to the Gulf of Mexico and East Coast, via the trans-Panama pipeline, than for movements to the West Coast. In recent years, the amount of crude shipped on the long-haul route to the Gulf of Mexico has fallen sharply, and this development has reduced tonnage requirements. The total Alaskan crude shipping requirements for 1992 declined by about 5% from 1991. In 1993, Alaskan crude shipments declined as production decreased 7% to an estimated 1.65 million barrels per day (b/d). This drop partly reflects the ongoing decline in mature Alaskan North Slope (ANS) fields, exacerbated by production equipment maintenance and weather problems as well as temporary shutdowns to upgrade gas-handling facilities. The first phase of the upgrading was completed in the fall of 1993, resulting in a 50,000 b/d rise in crude output. In addition, a new field, Point McIntyre, came onstream in October, 1993, initially producing 80,000 b/d. Together these increases have mitigated the production decline in Prudhoe Bay and other mature fields. As Alaskan production fell in 1993, the marginal volume for long-haul shipment via Panama to the U.S. East Coast was nonexistent in some months, resulting in a 15% drop year-over-year in the amount of tonnage required to transport Alaskan crude. Current expectations are for a gradual decline in Alaskan crude production and shipments over the balance of the decade. Despite declining demand, charter rates for U.S. flag crude carriers have remained relatively stable over the past few years as significant surplus tonnage has been scrapped.

  Product tankers are used for shipping gasoline, diesel fuel, jet fuel and other petroleum products including specialty products such as methyl tertiary butyl ether (MTBE), an oxygenate. (Oxygenates are gasoline additives now mandated for use in 39 metropolitan areas during at least part of the year by provisions of the Clean Air Act.) Petroleum products are shipped from the U.S. Gulf to the East Coast and between ports along the U.S. Gulf, West and East coasts. The volume of this trade is closely linked to changes in regional energy demands and in refinery activity. U.S. flag product carriers compete with pipelines, oceangoing barges, and, with regard to imports from abroad, foreign flag product carriers. Aside from a temporary boost provided by the Gulf War, demand in the product tanker trades has been weak in the 1990's. Tonnage demand in the domestic product tanker trades continued to decline in 1993, especially on the key Gulf to East Coast route as pipeline shipments and East Coast refinery output rose.

  U.S. government-related cargoes also generate demand for U.S. flag vessels, including the Company's two U.S. flag dry bulk carriers. Federal law requires that preference be given to U.S. flag vessels, if available at reasonable rates, in the shipment of at least half of all U.S. government-generated cargoes and 75% of food aid cargoes. The volume of U.S. preference cargoes shipped in 1993 nearly doubled largely as a result of a $700 million agricultural aid package for Russia.

  In recent years, the U.S. flag fleet has been declining because of eroding commercial opportunities and a stricter operating environment mandated under OPA 90. At year-end 1993, the Jones Act trade tanker fleet totalled 8 million DWT, down by approximately 540,000 DWT from a year earlier and by over 2 million DWT since the end of 1988. Of the current fleet, seven vessels, totaling about 620,000 DWT, were laid up at year-end. There has been no significant U.S. flag tanker construction in the last five years.

THE COMPANY'S FLEET

  The Company's fleet at January 28, 1994 is described in the following tables. The vessels identified as "Tankers" carry crude oil. Petroleum Products Carriers are tankers designed to carry refined petroleum products such as gasoline, jet fuel and heating oil. Bulk Carriers transport iron ore, coal, grain and other commodities. Geared Bulk Carriers carry similar cargoes and have equipment for loading and unloading cargo.

                         INTERNATIONAL FLEET--OPERATING

                                                                     CHARTER
                                                YEAR  DEADWEIGHT   EXPIRATION
TYPE OF SHIP                                    BUILT  TONNAGE        DATE
- ------------                                    ----- ---------- ---------------
Tanker (50% owned)............................. 1973   264,900   Sep. 1996
Tanker (50% owned)............................. 1975   264,850   May 1998
Tanker (50% owned)............................. 1974   264,850   Oct. 1997
Tanker (50% owned)............................. 1974   264,850   Apr. 1997
Tanker......................................... 1989   254,000   Apr. 1994
Tanker......................................... 1990   254,000   Voyage Charter*
Tanker (50% owned)............................. 1972   252,350   Mar. 1994
Tanker......................................... 1989   133,000   Mar. 1994
Tanker......................................... 1989   133,000   June 2005
Tanker......................................... 1976   128,450   Voyage Charter
Tanker......................................... 1975   128,250   Voyage Charter
Tanker......................................... 1975   128,200   Voyage Charter
Tanker......................................... 1980    96,050   Voyage Charter
Tanker......................................... 1981    96,000   Voyage Charter
Tanker......................................... 1979    95,600   Voyage Charter
Petroleum Products Carrier..................... 1986    65,150   Voyage Charter
Petroleum Products Carrier..................... 1986    65,150   Voyage Charter
Petroleum Products Carrier..................... 1986    63,200   Sep. 1994
Petroleum Products Carrier..................... 1987    63,150   Sep. 1994
Petroleum Products Carrier..................... 1989    39,450   Voyage Charter
Petroleum Products Carrier..................... 1988    39,450   Voyage Charter
Petroleum Products Carrier..................... 1989    39,100   Voyage Charter
Petroleum Products Carrier..................... 1989    39,050   Voyage Charter
Petroleum Products Carrier..................... 1979    31,600   Voyage Charter
Petroleum Products Carrier..................... 1981    30,800   Voyage Charter
Petroleum Products Carrier..................... 1981    30,800   Voyage Charter
Petroleum Products Carrier..................... 1982    29,500   Voyage Charter
Bulk Carrier................................... 1982   138,800   Voyage Charter
Bulk Carrier................................... 1982   138,800   Feb. 1994
Bulk Carrier................................... 1975   121,050   Dec. 1994
Bulk Carrier................................... 1975   121,000   Voyage Charter
Bulk Carrier................................... 1990   120,900   Voyage Charter
Bulk Carrier................................... 1990   120,800   Voyage Charter
Bulk Carrier................................... 1973   116,100   Voyage Charter
Bulk Carrier................................... 1981    64,550   Voyage Charter
Bulk Carrier................................... 1983    64,200   Voyage Charter
Bulk Carrier................................... 1989    63,350   Apr. 1994
Bulk Carrier................................... 1989    63,250   Voyage Charter
Bulk Carrier................................... 1980    61,250   Voyage Charter
Bulk Carrier................................... 1980    61,200   May 1994
Bulk Carrier (49% interest).................... 1977    60,300   Voyage Charter
Bulk Carrier (49% interest).................... 1973    54,450   Aug. 1995
Geared Bulk Carrier............................ 1985    28,950   Voyage Charter

         Operating International Fleet Total: 43 vessels  4,693,700 DWT
- --------
*In 1995 this vessel commences employment under a time charter for 7 years with an option for an additional 2 3/4 years.

                         INTERNATIONAL FLEET--ON ORDER

                                                                       CHARTER
                                                           DEADWEIGHT EXPIRATION
TYPE OF SHIP                                 DELIVERY DATE  TONNAGE      DATE
- ------------                                 ------------- ---------- ----------
Tanker......................................      2/94       93,650   Apr. 1994
Tanker......................................      5/94       93,650         --
Tanker......................................      8/94       93,650         --
Tanker......................................     11/94       93,650         --
Tanker......................................      8/95      295,250         --
Tanker......................................      9/95      295,250         --

           International Fleet on Order Total: 6 vessels  965,100 DWT

              INTERNATIONAL FLEET TOTAL: 49 VESSELS 5,658,800 DWT

                                   U.S. FLEET

                                                                     CHARTER
                                                YEAR  DEADWEIGHT   EXPIRATION
TYPE OF SHIP                                    BUILT  TONNAGE        DATE
- ------------                                    ----- ---------- ---------------
Tanker......................................... 1974   120,800   Mar. 1994
Tanker......................................... 1973   120,500   Mar. 1994
Tanker* (80% interest)......................... 1977    90,650   Feb. 1994
Tanker* (80% interest)......................... 1977    90,550   Feb. 1994
Tanker* (80% interest)......................... 1978    90,500   Oct. 1994
Tanker* (80% interest)......................... 1977    90,400   Feb. 1994
Tanker......................................... 1971    62,000   Jan. 1995
Tanker......................................... 1970    62,000   Feb. 1994
Petroleum Products Carrier**................... 1983    42,950   Voyage Charter
Petroleum Products Carrier**................... 1982    42,600   Voyage Charter
Petroleum Products Carrier..................... 1969    37,800   Aug. 1994
Petroleum Products Carrier..................... 1968    37,800   Voyage Charter
Petroleum Products Carrier..................... 1968    37,800   Sep. 1995
Geared Bulk Carrier*........................... 1978    25,550   Voyage Charter
Geared Bulk Carrier*........................... 1978    25,550   Voyage Charter
Pure Car Carrier (5,000 cars).................. 1987    15,900   1996 and beyond

                  U.S. Fleet Total***: 16 vessels  993,350 DWT


- --------
  *25-year capital leases, commencing in year built
 **22-year capital leases, commencing in 1989
 ***Does not include a 29,300 DWT petroleum barge, 50% owned by the Company

CHARTERING STRATEGY AND COMPETITION IN THE BULK SHIPPING MARKETS

  The Company endeavors to minimize the effects of periods of weakness in its markets by pursuing a chartering policy that favors medium- and long-term charters, thereby avoiding, to some extent, the sharp rate fluctuations characteristic of the spot or voyage markets. In recent years, the availability of medium- to long-term business has been relatively limited, and, when available, rates of return have been unattractive. Accordingly, only 22% of the Company's fleet (including scheduled deliveries) is chartered through December 1995. In 1993, the Company entered into a long-term bareboat charter for one of its 133,000 DWT (Suezmax) tankers with one of the major U.S. based international oil companies and chartered one of its newer VLCC's to a major Japanese oil company under a long-term charter commencing in 1995.

  The bulk shipping markets are highly fragmented and competitive. The Company competes in its charter operations with other owners of United States and foreign flag tankers and dry cargo ships operating on an unscheduled basis similar to the Company and, to some extent, with owners operating cargo ships on a scheduled basis. About one third of the world's tanker tonnage is owned by oil companies and is primarily engaged in the carriage of proprietary cargoes. In chartering vessels to the United States government, the Company competes primarily with other owners of U.S. flag vessels. In the spot and short-term charter market, the Company's vessels compete with all other vessels of a size and type required by a charterer that can be available at the date specified. In the spot market, competition is based primarily on price. Nevertheless, within a narrow price band, factors related to quality of service and safety enter into a potential customer's decision as to which vessel to charter.

  While price also dominates the customer's chartering decision in the long-term charter market, quality of service, safety and financial strength play a more important role because of the length of commitment the charterer is making. The Company believes this developing emphasis on safety and financial strength is advantageous for the Company and that many customers, including many of the world's major oil companies, prefer to limit longer term business to well respected owners such as the Company.

  The following table sets forth information relating to the relative age profile of the Company's international fleet and the world fleet at the dates shown.

                         [GRAPHIC NO. 5 APPEARS HERE]
                                  Age Profile

MARITIME OVERSEAS CORPORATION--AGENT

  Maritime Overseas Corporation (the Agent), which was incorporated in 1953, provides operating, chartering, financial and general and administrative services required by the Company. These services are performed under the direction and control of the Company.

  The Agent has acted in this capacity for the Company and its predecessors since the Agent's inception, a period of over 40 years. The Agent is owned by a director of the Company, and directors or officers of the Company constitute all four of the Agent's directors and a majority of its principal officers. The nine most senior officers of the Company and the Agent have an average of 25 years of experience in the shipping industry and 20 years with the Company or the Agent. See "Management."

  The Company's agreements with the Agent renew automatically for five-year terms unless the Company exercises its right to terminate as of the end of any year or the Agent elects to terminate as of the end of any five-year term. The current term runs through December 31, 1998. Under the various agreements, the Agent's total compensation for any year is limited to the extent its consolidated net income from shipping operations would exceed specified amounts ($689,245 and $758,170 for 1992 and 1993, respectively).

ENVIRONMENTAL MATTERS RELATING TO BULK SHIPPING

  OPA 90. OPA 90 significantly expands the liability of a vessel owner or operator (including a bareboat charterer), for damage resulting from spills in U.S. waters (up to 200 miles offshore). OPA 90 applies to all U.S. and foreign flag vessels.

  Under OPA 90, a vessel owner or operator is liable without fault for removal costs and damages, including economic loss without physical damage to property, up to $1,200 per gross ton of the vessel. The Company's largest vessel measures 144,139 gross tons; therefore, the theoretical liability limit for that vessel would be $173 million. When a spill is proximately caused by gross negligence, willful misconduct or a violation of a Federal safety, construction or operating regulation, liability is unlimited. OPA 90 did not preempt state law, and therefore states remain free to enact legislation imposing additional liability. Virtually all coastal states have enacted pollution prevention, liability and response laws, many with some form of unlimited liability.

  In addition, OPA 90 imposes a requirement that tankers calling at U.S. ports have double hulls. This requirement applies to newly constructed tankers contracted for after June 30, 1990, or delivered after January 1, 1994. Beginning on January 1, 1995, the double-hull requirement is phased in for existing tankers. The age requirement is reduced in stages so that by the year 2000, tankers of at least 30,000 gross tons over 23 years old (and tankers between 15,000 and 30,000 gross tons over 30 years old) must have double hulls, and by 2010, all tankers must have double hulls, except that tankers with double bottoms or double sides are afforded an additional five years for compliance but must comply no later than January 1, 2015. Tankers discharging at a deepwater port or lightering more than 60 miles offshore will not be required to have double hulls until January 1, 2015.

  The double-hull requirement will not begin to affect the Company's existing tanker fleet until near the end of the decade, with most of the Company's vessels not affected until the next decade. Each of the 17 vessels in the Company's current fleet to which the double-hull requirements are expected to apply in the next ten years will be at least 23 years old on the applicable double-hull requirement date and consequently near the end of its economic life.

  OPA 90 also requires owners and operators of vessels calling at U.S. ports to adopt contingency plans for responding to a worst case oil spill under adverse weather conditions. The plans must include contractual commitments with clean-up response contractors in order to ensure an immediate response to an oil spill. Furthermore, training programs and drills for vessel, shore and response personnel are required. The Company has developed and timely filed its vessel response plans with the United States Coast Guard and has received preliminary approval of such plans.

  OPA 90 requires that an owner demonstrate its ability to meet OPA 90's liability limits in accordance with regulations promulgated by the Coast Guard. While most owners would expect to meet such requirements by supplying evidence of adequate insurance coverage, currently proposed Coast Guard regulations would not deem such coverage sufficient unless the insurer consents to be subject to direct third-party suits in the United States, which the major insurers to date have declined to do. Although it is not possible to predict the outcome of the pending rulemaking, the Company believes that it will be able to establish its financial responsibility under the regulations as finally adopted. Until final regulations are promulgated, owners continue to be able to establish evidence of financial responsibility under existing regulations.

  OPA 90 and regulations as well as various state laws and regulations have increased the cost of operating, insuring and building ships for operation in U.S. waters. The owners of all vessels that sail in U.S. waters will be subject to these increased costs, and therefore the Company does not expect to be disadvantaged relative to its competition.

  INTERNATIONAL REQUIREMENTS FOR DOUBLE-HULLED VESSELS. The IMO adopted regulations requiring double hulls on all oil tankers over 20,000 DWT and all product tankers over 30,000 DWT for which building contracts are placed after July 5, 1993 or, in the absence of a building contract, that have keels laid after January 5, 1994, or that are delivered after July 5, 1996. Additionally, the regulations require that any oil tanker over 20,000 DWT and any product tanker over 30,000 DWT existing on July 6, 1995 that is not subject to the requirements for newbuilding set forth in the previous sentence must have a double hull not later than 25 years after the date of its delivery, unless it is fitted with segregated ballast tanks or is designed so that loaded cargo does not exert outward pressure on the vessel's bottom shell plating in excess of the external hydrostatic water pressure (hydrostatically balanced loading), in which case the vessel need not comply with the double-hull requirement until 30 years after the date of its delivery. In addition, more stringent surveys of steel condition have been instituted for existing vessels.

  These requirements will apply to all vessels trading to ports in countries that are parties to the International Convention for the Prevention of Pollution by Ships, as amended (MARPOL), which include the world's major trading countries.

  The United States has reserved its position on the IMO regulations. Since the schedule for phasing in the double-hull requirements under the IMO regulations is in certain instances faster and in certain instances slower than the requirements under OPA 90, if the United States does not accept the IMO regulations, tankers trading between U.S. ports and ports in countries that are parties to MARPOL will have to meet the requirements of the earlier of the two to apply.

  The Company believes that as the double-hull requirements imposed by U.S. law and international conventions become applicable, some older vessels will be scrapped. The impact of the double-hull requirements of the IMO regulations on the Company's vessels will not be significantly different from the impact of the double-hull requirements of OPA 90.

  INSURANCE. Consistent with the currently prevailing practice in the industry, the Company presently carries a minimum of $700 million of pollution coverage per occurrence on every vessel in its fleet. The first $500 million is carried with the protection and indemnity club, Assuranceforeningen Gard, an international mutual insurance association of which the Company is a member. Excess coverage for oil pollution damages and cleanup is placed through the London market. While the Company has historically been able to obtain such insurance at commercially reasonable rates, no assurances can be given that such insurance will continue to be so available in the future.

CRUISE BUSINESS

  In late 1992, the Company entered the passenger cruise business through a joint venture with the Chandris Cruise Division, an established cruise line operator unrelated to the Company. Under the terms of the joint venture agreement, the Company contributed approximately $220 million for 49% of the equity in CCLI. The Chandris Cruise Division contributed six cruise ships (one of which has since been sold) and their related management, marketing and sales organizations. CCLI functions as an equal joint venture, and approval of both shareholders is required on all substantive policy matters. All debt of the joint venture is non-recourse to the joint venture partners. It is anticipated that CCLI's earnings will be reinvested in the cruise business, and accordingly the Company has made no provision for U.S. income taxation with respect to its share of CCLI's earnings.

  The cruise industry is generally divided into three segments: luxury, premium and standard. Celebrity Cruises currently serves the premium segment of the passenger cruise market with three ships having 3,834 berths in the aggregate. The Zenith, delivered in 1992, sails year-round in the Caribbean and is the most recent addition to the Celebrity fleet. The Horizon, a sistership to the Zenith, was delivered in 1990 and serves the Bermuda trade in the summer months and the Caribbean during the winter. The Meridian was substantially rebuilt in 1990 and also serves the Bermuda trade in the summer months and the Caribbean during the winter. Celebrity Cruises' Horizon and Meridian are two of only five ships having rights granted by the government of Bermuda to make regular calls at its ports.

  Fantasy Cruises is positioned as a more budget-conscious cruise product which generally appeals to an entry-level, price-sensitive consumer. Fantasy's two ships, the Amerikanis and the Britanis, were both rebuilt in 1987. They have an aggregate of 1,543 berths. The Amerikanis serves the European and Caribbean markets, while the Britanis offers two and five night cruises to Nassau and Mexico, respectively, as well as a 55-night South American cruise in the fall.

  In 1993, CCLI signed contracts providing for the construction of two cruise ships of approximately 1,760 berths each at a contract price of approximately $317.5 million per ship and has an option at approximately the same price for an additional sistership, all for the Celebrity Cruises fleet. The first ship is scheduled for delivery in November 1995 and the second for delivery in 1996. As of January 15, 1994 progress payments of $48.9 million have been made (including $16.3 million paid subsequent to September 30, 1993). Financing has been arranged for substantially all the unpaid cost of these two ships. The contracts are with the same shipyard that built the Horizon and Zenith.

THE CCLI CRUISE FLEET

  CCLI's cruise fleet at January 28, 1994 is described in the following tables.

                     CELEBRITY CRUISE LINES INC.--OPERATING

                                                                    GROSS
NAME OF FLEET                             NAME OF SHIP BERTHS REGISTERED TONNAGE
- -------------                             ------------ ------ ------------------
Celebrity Fleet..........................  Zenith      1,374        47,250
                                           Horizon     1,354        46,800
                                           Meridian    1,106        30,450
Fantasy Fleet............................  Britanis      926        26,150
                                           Amerikanis    617        19,900

               Operating Cruise Fleet Total: 5 ships 5,377 berths

                  CELEBRITY CRUISE LINES INC.--ON ORDER/OPTION

CELEBRITY CRUISES                             DELIVERY              GROSS
CENTURY SERIES                                  DATE   BERTHS REGISTERED TONNAGE
- -----------------                             -------- ------ ------------------
Contract 1...................................  11/95   1,760        70,000
Contract 2...................................  10/96   1,760        70,000
Option ......................................   --       --            --

               Cruise Fleet on Order Total: 2 ships 3,520 berths

                    CRUISE FLEET TOTAL: 7 SHIPS 8,897 BERTHS

HISTORICAL GROWTH OF THE CRUISE INDUSTRY

  The cruise industry has evolved from a trans-ocean carrier service into a vacation alternative to land-based resorts and sightseeing destinations. The North American passenger cruise industry dominates the worldwide cruise market; it has experienced substantial growth over the past 25 years. According to the Cruise Lines International Association (CLIA), an industry trade group, the number of total passengers carried in the North American cruise market grew at a compound annual rate of 10.6% for the period from 1982 to 1992. Approximately
1.5 million passengers took cruises for two or more consecutive nights in 1982. According to CLIA, in 1992, despite a prolonged recession in the U.S., this number reached 4.1 million.

  The following graph sets forth historical information relating to the growth of the North American Cruise Market, in millions of passengers.


                          [Graphic No. 6 Appears Here]

                               Passenger Growth

  The Company believes that the growth in the cruise industry is due to a number of factors. The all-inclusive cruise price, which includes meals, entertainment, lodging and air transportation, is perceived by consumers to offer good value for the vacation dollar. In addition, a reduction in the average cruise length, expanded itineraries, new ship designs and expanded shipboard and shoreside activities have attracted a wide range of age and income groups, stimulating industry growth.

  On the supply side, according to CLIA, cruise line capacity servicing North America grew at a compound annual rate of 7.5% for the period from 1982 to 1992; in 1982 cruise ships with an aggregate capacity of approximately 47,300 berths offered voyages of two or more nights in the North American market. In October 1993, CLIA estimated that the number of berths will have increased to approximately 104,000 by the end of 1993.

CRUISE INDUSTRY COMPETITION

  The North American cruise industry is characterized by large and generally well-capitalized companies and is highly competitive. There are four companies in the industry each of which has a fleet with an aggregate number of berths in excess of 10,000, substantially more berths than CCLI's current fleet. Larger capacity affords fleet owners certain economies of scale. According to recently published data, the top six companies, including CCLI, have approximately 68% of total capacity and the top fifteen companies have approximately 94% of total capacity.

  Cruise lines compete with other vacation alternatives such as land-based resort hotels and sightseeing destinations for consumers' discretionary income. The amount of discretionary income spent on vacations is influenced by general economic conditions. Within the cruise industry, competition is primarily based on product quality, itinerary and price. Product quality is a function of ship design, on-board facilities, amenities, service and cuisine.

REGULATORY MATTERS RELATING TO CRUISE INDUSTRY

  Each ship is subject to regulations of its country of registry, including regulations issued pursuant to international treaties governing the safety of the ship and its passengers. Each country of registry conducts periodic inspections to verify compliance with these regulations. In addition, ships operating from U.S. ports are subject to inspection by the U.S. Coast Guard for compliance with international treaties and by the U.S. Public Health Service for sanitary conditions.

  With respect to passengers to and from U.S. ports, CCLI is required to obtain certificates from the U.S. Federal Maritime Commission and the U.S. Coast Guard relating to its ability to satisfy liabilities arising out of nonperformance of obligations to passengers, casualty or personal injury and water pollution. The Company believes CCLI is in compliance with all material regulations applicable to its ships and has all licenses necessary for the conduct of its business.

  The International Maritime Organization's SOLAS 1974 convention, which became effective in 1980 and was last amended in 1992, established minimum safety, fire prevention and fire fighting standards (the "SOLAS '74 standards"). Under the amended SOLAS requirements, by October 1, 1997 all passenger ships must have upgraded fire detection and fire fighting systems. The schedule for compliance with certain other aspects of the amended requirements for passenger vessels currently meeting SOLAS '74 standards extends until 2005 or 15 years after construction, whichever is later.

  Since substantial capital expenditures may be needed to bring older vessels into compliance with the SOLAS requirements that become applicable in 1997, it is likely that some ships for which such capital expenditures would not be economical will be removed from the market. All three of CCLI's Celebrity vessels were built or rebuilt within the past three years. Based on present estimates, any work necessary for these vessels to meet SOLAS requirements applicable in 1997 can be done without material capital expenditure. Whether the two Fantasy vessels will be refitted to bring them into compliance with the 1997 SOLAS requirements will be determined at a later date.

                                   MANAGEMENT

  The following table sets forth information concerning the Company's directors and executive officers and their beneficial ownership of the Company's Common Stock as of January 15, 1994 and with ownership percentages adjusted to reflect the sale of the Common Stock offered hereby by the Company (assuming the Underwriters' overallotment option is not exercised). The table includes, in the case of certain persons, all shares owned by partnerships or other entities in which the person, by reason of his position or interest, shares the power to vote or dispose of the securities.

                                                                                       PERCENTAGE OF
                                                                                       COMMON STOCK
                                                                                       BENEFICIALLY
                                                           SERVED   SHARES OF              OWNED
                                                             AS    COMMON STOCK      -----------------
                                                          DIRECTOR BENEFICIALLY      PRIOR TO  AFTER
      NAME AND AGE             PRINCIPAL OCCUPATION        SINCE     OWNED(A)        OFFERING OFFERING
      ------------             --------------------       -------- ------------      -------- --------
Raphael Recanati,* 69... President, Finmar Equities Co.,    1969    6,647,926(b)(h)    20.3%    18.6%
                          shipping, finance and
                          banking.
Morton P. Hyman,* 58.... President of the Company.          1969      190,000(c)        0.6%     0.5%
Michael A. Recanati,*    Executive Vice President of the    1987       91,065(d)(h)     0.3%     0.3%
 36.....................  Company.
Robert N. Cowen, 45..... Senior Vice President, Secretary   1993       18,500           0.1%     0.1%
                          and General Counsel of the
                          Company.
Gabriel Kahana, 35...... Senior Vice President and           n/a       12,000            -        -
                          Treasurer of the Company
Alan Carus, 55.......... Controller of the Company           n/a       37,000           0.1%     0.1%
George C. Blake,* 61.... Executive Vice President,          1988       49,400           0.1%     0.1%
                          Maritime Overseas
                          Corporation, ship agents and
                          brokers.
Thomas H. Dean, 65...... Senior Vice President-Corporate    1976           -             -        -
                          Development and Planning,
                          Continental Grain Company,
                          integrated food company.
Michel Fribourg, 80..... Chairman of the Board,             1969    2,823,241(e)        8.6%     7.9%
                          Continental Grain Company.
William L. Frost, 67.... Attorney and President,            1989        4,000(f)         -        -
                          Lucius N. Littauer Foundation.
Ran Hettena,* 70........ President, Maritime Overseas       1969       30,241(g)(h)     0.1%     0.1%
                          Corporation.
Stanley Komaroff, 58.... Partner in the law firm of         1993          200            -        -
                          Proskauer Rose Goetz &
                          Mendelsohn, the Company's
                          counsel.
Solomon N. Merkin, 37... Vice President, Leib Merkin,       1989          (i)            -        -
                          Inc., private investment
                          company.
Joel I. Picket, 55...... President and Chairman of the      1989          200            -        -
                          Board, Gotham Organization
                          Inc., real estate, construction
                          and development.
All directors and executive officers as a group..........           9,883,773(j)       29.9%    27.4%

- --------
  *Member of Finance and Development Committee of the Board, of which Committee Mr. Raphael Recanati is Chairman and Mr. Michael A. Recanati is Vice Chairman.

(a) Unless otherwise indicated, each of the persons listed has the sole power to vote and direct disposition of the shares shown as beneficially owned by him. Number of shares shown includes shares issuable on exercise of vested options held by Messrs. Hyman (120,000 shares), M. Recanati (90,000 shares), Cowen (18,000 shares), Kahana (12,000), Carus (36,000) and Blake (48,000 shares), and all directors and executive officers as a group (324,000 shares).
(b) Includes 5,670,362 shares as to which Mr. Raphael Recanati shares the power to vote and/or to direct disposition, of which 2,986,416 shares are owned by OSG Holdings, a partnership in which Mr. Recanati and his wife, as tenants in common, have a 25% partnership interest.
(c) Includes 20,000 shares owned by a corporation in which Mr. Hyman shares the power to vote and/or to direct disposition; excludes 280 shares owned by Mr. Hyman's wife, beneficial ownership of which is disclaimed by him.
(d) In addition, Mr. Michael A. Recanati is a 0.57% partner in OSG Holdings.
(e) All of these shares are owned by Fribourg Enterprises, L.P., a partnership; Mr. Fribourg has the sole power to vote and direct the disposition of all of said shares.
(f) Excludes 400 shares owned by Mr. Frost's wife, beneficial ownership of which is disclaimed by him.
(g) Excludes 12,493 shares owned by Mr. Hettena's wife, beneficial ownership of which is disclaimed by him.
(h) Mr. Hettena and Mr. Raphael Recanati are brothers-in-law. Mr. Michael A. Recanati is a son of Mr. Raphael Recanati and a nephew of Mr. Hettena.
(i) Mr. Merkin is a 0.91% partner in OSG Holdings.
(j) Of the 9,883,773 shares, persons who are directors or executive officers have sole power to vote and direct disposition of 4,213,411 shares (12.7% of the outstanding shares of the Company prior to the offering) and share with other persons the power to vote and/or direct disposition of 5,670,362 shares (17.2% of the outstanding shares prior to the offering).

  Each of the persons listed above has been principally engaged in his present employment for the past five years except Messrs. Cowen and Kahana. Mr. Cowen has served as General Counsel of the Company since November 1989 and Senior Vice President since February 1993; he also serves as executive vice president and a director of Overseas Discount Corporation, which is engaged in the business of finance and investment. Mr. Kahana has served as Senior Vice President and Treasurer of the Company since February 1993 and has also served as an officer of the Agent for more than five years. Mr. Komaroff is a director of Club Med, Inc. Mr. Raphael Recanati is a director of the IDB Holding Corporation Ltd. and several of its subsidiaries; he is among 22 companies and individuals named as defendants in a legal proceeding in a foreign country that was begun in December 1990, alleging violations of law arising out of activities that occurred approximately ten years ago. The alleged activities do not relate to or involve the Company or its business in any way.

                          DESCRIPTION OF COMMON STOCK

  The following statements with respect to the capital stock of the Company are subject to the detailed provisions of the Company's certificate of incorporation, as amended (the "Certificate of Incorporation"), and by-laws, as amended (the "By-Laws"). These statements do not purport to be complete, or to give full effect to the provisions of statutory or common law, and are subject to, and are qualified in their entirety by reference to, the terms of the Certificate of Incorporation and the By-Laws.

GENERAL

  The Certificate of Incorporation authorizes the issuance of a total of 60,000,000 shares of Common Stock. At January 15, 1994, 32,741,826 shares of Common Stock were outstanding. Stock certificates for Common Stock of the Company are issuable in two series, designated respectively Domestic Share Certificates and Foreign Share Certificates. Except as stated below under "Qualifications for Ownership and Transfer of Shares," the rights of the holders of Domestic Share Certificates and Foreign Share Certificates are identical in all respects.

QUALIFICATIONS FOR OWNERSHIP AND TRANSFER OF SHARES

  The By-Laws of the Company provide that the outstanding shares must at all times be owned by citizens of the United States to such extent as will in the judgment of the Board of Directors reasonably assure the preservation of the Company's status as a United States citizen within the provisions of the Shipping Act of 1916 and related laws, rules and regulations (the "Act") applicable to the business being conducted by the Company. Since some of the Company's vessels are engaged in the United States coastwise trade, the Act requires that at least 75% of the shares be owned by United States citizens, as defined by the Act. In order to provide a reasonable margin the Board of Directors has determined that until further action by the Board at least 77% of the outstanding shares must be owned by persons who are citizens of the United States.

  Shares owned of record or beneficially by foreign citizens are evidenced by Foreign Share Certificates and are freely transferable both to United States and foreign citizens. Shares owned of record and beneficially by United States citizens are evidenced by Domestic Share Certificates and may be transferred to United States citizens at any time. Such shares may be transferred to foreign citizens only if at the time the certificate is presented to the Company's transfer agent, the transfer will not reduce shareholdings of United States citizens below the then permissible percentage of the total outstanding shares, as determined by the Board of Directors. Any purported transfer to foreign citizens of shares or of a beneficial interest in shares evidenced by Domestic Share Certificates in violation of this limitation will be ineffective for all purposes (including transfer of voting rights), the shares will not be transferred on the books of the Company, and the Company may regard the share certificate, whether or not validly issued, as having been invalidly issued. Subject to the above limitation, upon surrender of any share certificate for transfer, the transferee will receive Domestic Share Certificates or Foreign Share Certificates, as the case may be, for shares of the series appropriate to such person.

  In the case of transferees that are corporations, partnerships, associations or trusts, the transferee will be deemed a citizen of the United States if the following conditions are satisfied: (1) at least 75% of the shares or interest and voting power in the transferee is vested in United States citizens, free from any trust or fiduciary obligation in favor of any non-United States citizen; (2) there is no contract or understanding by which more than 25% of the voting power in the transferee may be exercised directly or indirectly on behalf of a non-United States citizen; (3) control of more than 25% of the interests in the transferee is not by any other means conferred on or permitted to be exercised by non-United States citizens; (4) in the case of a corporation or association, the president or other chief executive officer and the chairman of the Board of Directors (or any officer authorized to act in his absence) are citizens of the United States, no more of its directors than a minority of the number necessary to constitute a quorum are non-United States citizens, and the corporation is organized under the laws of the United States or a State; (5) in the case of a partnership or association, each general partner or member, as the case may be, is a United States citizen, at least 75% of the interests are owned by United States citizens free of any trust or fiduciary obligation in favor of a non-citizen and the partnership or association is organized under the laws of the United States or a State; and (6) in the case of a trust, the trustee and each beneficiary with an enforceable interest in the trust is a United States citizen.

  As of January 15, 1994, according to the records of the transfer agent, approximately 79.7% of the outstanding shares of the Company were represented by Domestic Share Certificates. It is anticipated that the sale of the shares offered hereby by the Company, assuming all these shares are sold to United States citizens, will have the effect of increasing the percentage of shares represented by Domestic Share Certificates to approximately 81.4%.

  Shares represented by both Domestic Share Certificates and Foreign Share Certificates are traded on the New York Stock Exchange at the same price. Should the percentage of foreign ownership more closely approach the permitted maximum, the Exchange may institute trading on a dual basis, depending on the circumstances at the time.

TRANSFER PROCEDURES

  The Board of Directors is authorized to establish procedures with respect to the transfer of shares to enforce the limitations referred to above. Procedures established by the Board of Directors require that, in connection with each transfer of shares, the transferee complete and file with the Company's transfer agent an application for transfer of the shares. Such application calls for information about the transferee's citizenship status and the citizenship status of any person who may have a beneficial interest in the shares being acquired by the transferee. Such an application for transfer must also be completed by each person who purchases shares from any of the Underwriters.

VOTING RIGHTS

  Each holder of Common Stock is entitled to one vote for each share registered in such holder's name on the books of the Company on all matters submitted to a vote of stockholders. Except as otherwise provided by law, the holders of Common Stock do not have cumulative voting rights. As a result, the holders of Common Stock entitled to exercise more than 50% of the voting rights in an election of directors can elect 100% of the directors to be elected if they choose to do so. In such event, the holders of the remaining Common Stock voting for the election of directors will not be able to elect any persons to the Board of Directors.

DIVIDEND RIGHTS

  Holders of Common Stock are entitled to such dividends as the Board of Directors may declare out of funds legally available therefor. Certain debt agreements of the Company contain restrictions on certain payments by the Company including dividends and purchases of Common Stock. As of September 30, 1993, such restricted payments were limited to approximately $21 million.

DELAWARE GENERAL CORPORATION LAW SECTION 203

  As a corporation organized under the laws of the State of Delaware, the Company is subject to Section 203 of the Delaware General Corporation Law (the "DGCL") which restricts certain business combinations between the Company and an "interested stockholder" (in general, a stockholder owning 15% or more of the Company's outstanding voting stock) or its affiliates or associates for a period of three years following the date on which the stockholder becomes an "interested stockholder". The restrictions do not apply if (i) prior to an interested stockholder becoming such, the Board of Directors approves either the business combination or the transaction in which the stockholder becomes an interested stockholder, (ii) upon consummation of the transaction in which any person becomes an interested stockholder, such interested stockholder owns at least 85% of the voting stock of the Company outstanding at the time the transaction commences (excluding shares owned by certain employee stock ownership plans and persons who are both directors and officers of the Company) or (iii) on or subsequent to the date an interested stockholder becomes such, the business combination is both approved by the Board of Directors and authorized at an annual or special meeting of the Company's stockholders, not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

LIQUIDATION RIGHTS AND OTHER PROVISIONS

  Subject to the prior rights of creditors, the holders of the Common Stock are entitled in the event of liquidation, dissolution or winding up to share pro rata in the distribution of all remaining assets. There are no preemptive or conversion rights or redemption or sinking fund provisions in respect of the Common Stock. The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby upon delivery and payment will be, fully paid and non-assessable.

  The Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent the exemption from or limitation of liability is not permitted under the DGCL. The DGCL presently does not permit exemption from or limitation of liability (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. Section 174 of the DGCL specifies conditions under which directors of Delaware corporations may be liable for unlawful dividends or unlawful stock purchases or redemptions.

  The Transfer Agent and Registrar for the Common Stock is Mellon Securities Trust Company.

                                  UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:

                                                                     NUMBER OF
                                                                     SHARES OF
         UNDERWRITER                                                COMMON STOCK
         -----------                                                ------------
      Goldman, Sachs & Co..........................................
      J.P. Morgan Securities Inc...................................
      Furman Selz Incorporated.....................................
                                                                     ---------
          Total....................................................  3,000,000
                                                                     =========

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares of Common Stock offered hereby if any are taken.

  The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such price
less a concession of $.    per share. The Underwriters may allow, and such
dealers may reallow, a concession not in excess of $.    per share to certain
brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

  The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 450,000 additional shares of Common Stock to cover over-allotments, if any, at the initial public offering price less the underwriting discount, as set forth on the cover page of this Prospectus. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by each of them, as shown in the foregoing table, bears to the 3,000,000 shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments in connection with the sale of the shares of Common Stock offered hereby.

  The Company has agreed that it will not, for a period of 90 days after the date of this Prospectus, except with the prior written consent of Goldman, Sachs & Co., offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to stock option plans existing, or conversion or exchange of convertible debt or exchangeable securities outstanding, on the date on which the Company and the Underwriters execute the Underwriting Agreement) which are substantially similar to the Common Stock, or which are convertible or exchangeable into securities which are substantially similar to the Common Stock.

  The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

  The Underwriters and certain affiliates thereof have engaged in transactions with and performed various investment and commercial banking and other services for the Company and its affiliates in the past, and may do so from time to time in the future.

                                 LEGAL OPINIONS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Proskauer Rose Goetz & Mendelsohn, 1585 Broadway, New York, New York 10036, and for the Underwriters by Sullivan & Cromwell, 125 Broad Street, New York, New York 10004. Stanley Komaroff, a member of Proskauer Rose Goetz & Mendelsohn, is a director of the Company.

                                    EXPERTS

  The consolidated financial statements and schedules of Overseas Shipholding Group, Inc., and Celebrity Cruise Lines Inc., incorporated by reference in this Prospectus and in the Registration Statement have, with respect to Overseas Shipholding Group, Inc., been audited by Ernst & Young, independent auditors, and, with respect to Celebrity Cruise Lines Inc., been jointly audited by Ernst & Young and Moore Stephens, independent auditors, to the extent indicated in their respective reports thereon also incorporated by reference herein and in the Registration Statement. Such consolidated financial statements and schedules have been incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

  With respect to the unaudited condensed consolidated interim financial information for Overseas Shipholding Group, Inc., incorporated by reference in this Prospectus, Ernst & Young have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in Overseas Shipholding Group, Inc.'s Quarterly Reports on Form 10-Q for the quarters ended March 31, 1993, June 30, 1993 and September 30, 1993, and incorporated herein by reference, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the auditors within the meaning of Section 7 and 11 of the Securities Act.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESEN-TATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR THE DOCUMENTS INCOR-PORATED BY REFERENCE THEREIN AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PRO-SPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OF-FER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIR-CUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIV-ERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUM-STANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    2
Incorporation of Certain Documents by Reference...........................    2
The Company...............................................................    3
Use of Proceeds...........................................................    4
Price Range of Common Stock and
 Dividends................................................................    4
Capitalization............................................................    5
Selected Consolidated Financial Information...............................    6
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................    7
Business..................................................................   11
Management................................................................   27
Description of Common Stock...............................................   28
Underwriting..............................................................   31
Legal Opinions............................................................   32
Experts...................................................................   32

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               3,000,000 SHARES

                             OVERSEAS SHIPHOLDING
                                  GROUP, INC.

                                 COMMON STOCK
                          (PAR VALUE $1.00 PER SHARE)

                               ----------------

                                  PROSPECTUS

                               ----------------

                             GOLDMAN, SACHS & CO.

                          J.P. MORGAN SECURITIES INC.

                           FURMAN SELZ INCORPORATED

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the offering described in this Registration Statement. All amounts are estimated except the Securities and Exchange Commission and NASD filing fees.

      Securities and Exchange Commission filing fee................... $ 27,957
      Stock Exchange listing fees.....................................   19,575
      Blue Sky fees and expenses .....................................   11,000
      Printing expenses...............................................   50,000
      Accountants' fees and expenses..................................   20,000
      Legal fees and expenses.........................................   60,000
      Miscellaneous expenses..........................................   11,468
                                                                       --------
          Total....................................................... $200,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  A. Reference is made to Section 102(b)(7) of the General Corporation Law of the State of Delaware as to the limitation of personal liability of directors and officers and to Section 145 of the General Corporation Law of the State of Delaware as to indemnification by the Company of its directors and officers.

  B. Article SIXTH of the Company's Certificate of Incorporation provides as follows with respect to the indemnification of the Company's directors and officers:

    SIXTH: The Corporation shall indemnify to the full extent permitted by law any person made, or threatened to be made, a party to any action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or serves or served any other enterprise at the request of the Corporation. Nothing herein shall be deemed to preclude indemnification of any person, firm or corporation who serves or has served as an employee or agent of the Corporation or of any other enterprise at the request of the Corporation.

  C. Article TENTH of the Company's Certificate of Incorporation provides as follows with respect to the limitation of personal liability of its directors and officers:

    TENTH: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as the same exists or may hereafter be amended. Any repeal or modification of the foregoing provision by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

  D. The directors and officers of the Company are covered by insurance policies, maintained by the Company at its expense, insuring the directors and officers against certain liabilities which might be incurred by them in such capacities, including certain liabilities arising under the Securities Act of 1933.

  E. The underwriters or agents on whose behalf the agreement listed as Exhibit 1 to this Registration Statement will be executed will agree therein to indemnify the Company's directors, officers and controlling persons against certain liabilities which might arise under the Securities Act of 1933 from information furnished to the Company by or on behalf of such underwriters for use in the Registration Statement.

ITEM 16. EXHIBITS.

     EXHIBIT
     NO.                                 DESCRIPTION
     -------                             -----------
        1      --Form of Underwriting Agreement.
               --Form of Citizenship Legend and Application for Transfer on
        4       Stock Certificates.
        5      --Opinion of Proskauer Rose Goetz & Mendelsohn.
       15      --Acknowledgement letter of Ernst & Young relating to unaudited financial statements.
       23.1    --Consent of Ernst & Young.
       23.2    --Consent of Moore Stephens and Ernst & Young.
               --Consent of Proskauer Rose Goetz & Mendelsohn (included in
       23.3     Exhibit 5).
       24      --Powers of Attorney (included in the signature page hereto).

ITEM 17. UNDERTAKINGS.

 (a) Filings Incorporating Subsequent Exchange Act Documents by Reference.

  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 (b) Rule 430A Offering.

  The undersigned hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 (c) Acceleration of Effectiveness.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons, if any, of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE CORPORATION CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, STATE OF NEW YORK, ON JANUARY 28, 1994.

                                          Overseas Shipholding Group, Inc.

                                                    /s/ Morton P. Hyman
                                          By: _________________________________
                                                     Morton P. Hyman
                                                        President

  KNOW ALL MEN BY THESE PRESENTS, THAT EACH PERSON WHOSE SIGNATURE APPEARS BELOW CONSTITUTES AND APPOINTS MORTON P. HYMAN, MICHAEL A. RECANATI, GABRIEL KAHANA, ALAN CARUS AND ROBERT N. COWEN, AND EACH OF THEM, AS HIS AGENTS AND ATTORNEYS-IN-FACT, WITH FULL POWER OF SUBSTITUTION, IN HIS NAME, PLACE AND STEAD IN ALL CAPACITIES TO SIGN AND FILE WITH THE SECURITIES AND EXCHANGE COMMISSION ANY AMENDMENTS TO THIS REGISTRATION STATEMENT (INCLUDING POST-EFFECTIVE AMENDMENTS) AND ANY EXHIBITS AND OTHER DOCUMENTS IN CONNECTION THEREWITH, HEREBY RATIFYING AND CONFIRMING ALL THAT SUCH ATTORNEYS-IN-FACT OR ANY OF THEM OR THEIR SUBSTITUTES MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE OF THIS POWER OF ATTORNEY.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
        /s/ Morton P. Hyman
- ------------------------------------
          Morton P. Hyman            Principal Executive Officer
                                      and Director                  January 28, 1994
         /s/ Gabriel Kahana
- ------------------------------------
           Gabriel Kahana            Principal Financial Officer    January 28, 1994
           /s/ Alan Carus
- ------------------------------------
             Alan Carus              Controller and Principal
                                      Accounting Officer            January 28, 1994
        /s/ Raphael Recanati
- ------------------------------------
          Raphael Recanati           Director                       January 28, 1994

- ------------------------------------
        Michael A. Recanati          Director                       January   , 1994
        /s/ George C. Blake
- ------------------------------------
          George C. Blake            Director                       January 28, 1994
        /s/ Robert N. Cowen
- ------------------------------------
          Robert N. Cowen            Director                       January 28, 1994

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
         /s/ Thomas H. Dean
- ------------------------------------
           Thomas H. Dean            Director                       January 28, 1994
        /s/ Michel Fribourg
- ------------------------------------
          Michel Fribourg            Director                       January 28, 1994
        /s/ William L. Frost
- ------------------------------------
          William L. Frost           Director                       January 28, 1994
          /s/ Ran Hettena
- ------------------------------------
            Ran Hettena              Director                       January 28, 1994
        /s/ Stanley Komaroff
- ------------------------------------
          Stanley Komaroff           Director                       January 28, 1994
       /s/ Solomon N. Merkin
- ------------------------------------
         Solomon N. Merkin           Director                       January 28, 1994
         /s/ Joel I. Picket
- ------------------------------------
           Joel I. Picket            Director                       January 28, 1994

                            GRAPHICS APPENDIX LIST



EDGAR Version                     Typeset Version
- ------------------    ---------------------------------------


GRAPHIC NO. 1
Page 12 of Text --    Bar chart of Seaborne Trade
  chart is omitted    of Major Bulk Commodities, in
                      Billions of Metric Ton Miles
                      (Source: Fearnleys Review,
                      1993 and earlier issues)


                               Three Major
                               Dry Bulk
                               Commodities
                               (Coal, iron     Crude Oil and
                               ore and         Petroleum
                    Year       grain)          Products         Total
                    ----       -----------     -------------    -----

                    1985         4,179           5,157          9,336
                    1986         4,171           5,905         10,076
                    1987         4,444           6,016         10,460
                    1988         4,749           6,510         11,259
                    1989         4,859           7,276         12,135
                    1990         4,900           7,821         12,721
                    1991         5,076           8,287         13,363
                    1992         4,988           8,590         13,578
                    1993 (est.)  4,935           9,025         13,960


GRAPHIC NO. 2
Page 13 of text --    Bar chart of World Bulk Fleet Age
  chart is omitted    Distribution, including order book,
                      as of July 1, 1993, by percentage
                      of deadweight tonnage (DWT) for
                      ships over 10,000 Metric DWT
                      (Source: Fearnleys
                      World Bulk Fleet, July, 1993)



                                         Bulk    Combination
                             Tankers   Carriers   Carriers     Total
                             (262.2     (218.9     (30.1       (511.2
           (Total existing   million    million   million      million
            tonnage)          MDWT)      MDWT)     MDWT)        MDWT)
                             -------    -------  -----------   -------
            Orderbook          9.3%       7.7%       0.8%        8.1%
            1989-July 1
             1993             21.0       14.5        9.9        17.5
            1979-1988         22.2       44.3       28.5        32.1
            Pre-1979          56.8       41.2       61.6        50.4

            Existing fleet represents 100%

 EDGAR Version                             Typeset Version
 -----------------------       ---------------------------------------

GRAPHIC NO. 3
 Page 15 of Text --            Graph of Tanker Newbuilding Deliveries and
   chart is omitted            Scrappings, in Millions of MDWT
                               (Source: Fearnleys Review, 1993
                               and earlier issues)


                                         Newbuilding
                               Year       Deliveries   Scrappings
                               ----      -----------   ----------

                               1972          28.8          2.5
                               1973          37.2          2.0
                               1974          45.1          1.8
                               1975          48.0          9.2
                               1976          43.3         11.0
                               1977          21.8          9.1
                               1978          10.7         13.4
                               1979           7.2          8.6
                               1980           7.5          9.4
                               1981           8.6         12.0
                               1982           6.6         25.3
                               1983           5.8         25.9
                               1984           3.2         19.3
                               1985           4.6         30.5
                               1986           7.4         15.1
                               1987           6.5          9.3
                               1988           7.5          3.6
                               1989           8.9          1.7
                               1990           8.7          1.8
                               1991          13.2          3.2
                               1992          16.9         10.7
                               1993 (est.)   17.2         13.8

Data includes combination carriers; scrappings include losses.

EDGAR Version                         Typeset Version
- ------------------          --------------------------------------

GRAPHIC NO. 4
Page 17 of Text --          Graph of Dry Bulk Carrier Newbuilding
  chart is omitted          Deliveries and Scrappings, in Millions
                            of MDWT (Source: Fearnleys Review, 1993
                            and earlier issues)


                                        Newbuilding
                             Year       Deliveries   Scrappings
                             ----       -----------  ----------
                             1972           9.3         0.2
                             1973           9.7         0.5
                             1974           8.7         0.3
                             1975           8.2         0.5
                             1976          11.6         0.8
                             1977          13.6         0.9
                             1978           7.6         2.2
                             1979           3.6         1.5
                             1980           4.7         0.8
                             1981          10.6         0.7
                             1982          14.4         1.5
                             1983          11.3         3.2
                             1984          14.2         4.6
                             1985          14.7         7.7
                             1986          11.6        14.4
                             1987           6.6         9.6
                             1988           4.0         1.9
                             1989           6.7         0.8
                             1990           9.6         1.7
                             1991           5.6         2.7
                             1992           4.3         3.7
                             1993 (est.)    7.9         4.4

                              Scrappings include losses.


GRAPHIC NO. 5
 Page 21 of Text --          Bar chart of Age Profile of Company
   chart is omitted          and Worldwide Bulk Fleets, in years
                             (Source: Fearnleys World Bulk
                             Fleet, July 1993 and earlier
                             issues and OSG Company data)
                             (excludes non-Company interests
                             in jointly-owned vessels)

                          Year-End       Company          World
                          --------       -------          -----
                            1970           5.0             6.8
                            1975           3.4             6.6
                            1980           6.9             8.6
                            1985           9.5            10.2
                            1990           9.4            12.4
                            1992          10.8            12.9
                        July 1, 1993      11.4            12.9


 EDGAR Version                             Typeset Version
 -------------                             ---------------

GRAPHIC NO. 6
 Page 25 of Text --              Bar chart of North American Cruise
   chart is omitted              Market, in millions of passengers
                                 (Source: CLIA Industry Overview,
                                 July 1993)


                                       Year         Passengers
                                       ----         ----------

                                       1982             1.5
                                       1983             1.8
                                       1984             1.9
                                       1985             2.2
                                       1986             2.6
                                       1987             2.9
                                       1988             3.2
                                       1989             3.3
                                       1990             3.6
                                       1991             4.0
                                       1992             4.1

                                EXHIBIT INDEX
                                -------------

     EXHIBIT
     NO.                                 DESCRIPTION                                     Page
     -------                             -----------                                     ----
        1      --Form of Underwriting Agreement.*
               --Form of Citizenship Legend and Application for Transfer on
        4       Stock Certificates.*
        5      --Opinion of Proskauer Rose Goetz & Mendelsohn.*
       15      --Acknowledgement letter of Ernst & Young relating to unaudited financial statements.*
       23.1    --Consent of Ernst & Young.*
       23.2    --Consent of Moore Stephens and Ernst & Young.*
               --Consent of Proskauer Rose Goetz & Mendelsohn (included in
       23.3     Exhibit 5).
       24      --Powers of Attorney (included in the signature page hereto).

- ----------------
* As Filed Herewith